Exhibit No. 21

JOURNAL COMMUNICATIONS, INC.
Subsidiaries of the Registrant

The following list shows our significant subsidiaries as of December 30, 2012, their respective states of incorporation and the percentage of voting securities of each subsidiary owned by its immediate parent.  All companies listed have been included in the consolidated financial statements filed herewith.

Percent of Voting
	State	Securities Owned
Subsidiary	of Incorporation	by Registrant
Journal Sentinel, Inc.	Wisconsin	100% by Registrant
Journal Broadcast Corporation (1)
(d/b/a Journal Broadcast Group)	Nevada	100% by Registrant
Journal Community Publishing Group, Inc.	Wisconsin	100% by Registrant
Journal Holdings, Inc.	Wisconsin	100% by Registrant

(1)	Journal Broadcast Corporation has four subsidiaries operating in the United States.